Exhibit 77D - Policies with respect to security investments -
For Period Ended 4-30-2008

First Trust Tax-Advantaged Preferred Income Fund

At the March 3, 2008 meeting, the Board of Trustees approved a change in the Fund's non-fundamental investment policy to permit the Fund to invest at least 80% of its Managed Assets in any preferred securities or hybrid preferred securities that the Sub-Adviser believes at the time of investment are eligible to pay dividends that qualify for certain favorable federal income tax treatment as "tax advantaged" when received by shareholders of the Fund and are issued or guaranteed by the following U.S. and/or Canadian entities and their affiliates.

The change in policy described above was not required to be, and was not, approved by the shareholders of the Fund. The new policy may be changed by the Board of Trustees without shareholder approval.